  Exhibit 99.1

PRESS RELEASE
MARCH 19, 2020 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES PROVIDES CORPORATE UPDATE

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is providing an update to shareholders in light of the uncertainty and unpredictable impacts of COVID-19 as it relates to the annual production guidance and the Annual General and Special Meeting of Shareholders. In addition, Sandstorm is providing an update on the progress of the Company’s ongoing share buyback program.

PRODUCTION GUIDANCE UPDATE FOR 2020

Due to the unknown long-term effects of the current global health pandemic, Sandstorm has made the decision to withdraw the Company’s 2020 production guidance for the year. Although Sandstorm has not received any direct notification of closures at any partner mine sites, we believe it is reasonable to expect that actions taken to reduce the spread of COVID-19 will affect global mining production levels during 2020.

Sandstorm will continue to update the market as more information becomes available in the coming months.

VIRTUAL ANNUAL GENERAL MEETING

To protect the health and well-being of Sandstorm shareholders, the Company has made the decision to hold its Annual General and Special Meeting of Shareholders (the “AGM”) on a virtual electronic basis despite what was previously communicated in the Notice of Meeting dated March 6, 2020 that was sent to shareholders and filed on Sedar at www.sedar.com. The physical location of the meeting, as required by the British Columbia Business Corporations Act, will be designated as Sandstorm’s head office (Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 Canada), but the meeting will be held on a virtual basis.

The AGM will still be held on April 15, 2020 at 10:00am PDT. Further details on how to join the virtual AGM will be communicated in the coming weeks.

TSX: SSL	NYSE: SAND

SHARE BUYBACK PROGRAM

During the fourth quarter of 2018, Sandstorm announced a share buyback program to purchase up to 18.3 million of the Company’s common shares. Since the announcement, Sandstorm is pleased to announce that it has purchased approximately 14.6 million shares of the Company (of which 3.7 million shares were purchased in March 2020).

For more information regarding Sandstorm’s Normal Course Issuer Bid (“NCIB”), see Sandstorm’s press releases dated November 15, 2018 and April 2, 2019 at www.sandstormgold.com or on Sandstorm’s Sedar profile at www.sedar.com.

The actual number of common shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors. Any securities acquired under the NCIB will be cancelled.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM BERGEN
PRESIDENT & CEO	INVESTOR RELATIONS
604 689 0234	604 628 1164

TSX: SSL	NYSE: SAND

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 191 royalties, of which 23 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold and other commodities, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2019 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 21, 2019 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

TSX: SSL	NYSE: SAND